# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLASS HOUSE BRANDS INC., CIK 0001848731
CUSIP: 377130406
Title of class of securities: SUBORDINATE, RESTRICTED AND LIMITED VOTING SHARES, WITHOUT PAR VALUE
Address of issuer's principal executive offices: 3645 Long Beach Blvd.,, Long Beach, California (CA), 90807
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001386928

## Reporting persons
- Park West Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,019,695; sole dispositive power 0; shared dispositive power 6,019,695; aggregate amount beneficially owned 6,019,695 (7.5% of the class)
  Comment: See Item 2 for additional information.
- Park West Investors Master Fund, Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,418,280; sole dispositive power 0; shared dispositive power 5,418,280; aggregate amount beneficially owned 5,418,280 (6.7% of the class)
  Comment: See Item 2 for additional information.
- Peter S. Park: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,019,695; sole dispositive power 0; shared dispositive power 6,019,695; aggregate amount beneficially owned 6,019,695 (7.5% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: GLASS HOUSE BRANDS INC.
Address of issuer's principal executive offices: 3645 Long Beach Blvd., Long Beach, California, 90807

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G (this "Schedule 13G") is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company ("PWAM"), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF"), and (iii) Peter S. Park ("Mr. Park" and, collectively with PWAM and PWIMF, the "Reporting Persons"). PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI" and, together with PWIMF, the "PW Funds"). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM. As of June 30, 2026, PWIMF held 4,660,392 subordinate voting shares, restricted voting shares and/or limited voting shares (collectively, the "Equity Shares"), as well as Series E Convertible Preferred Stock convertible into 757,888 Equity Shares, for an aggregate beneficial ownership of 5,418,280 Equity Shares of Glass House Brands Inc. (the "Issuer"). As of the same date, PWPI held 521,638 Equity Shares, together with Series E Convertible Preferred Stock convertible into 79,777 Equity Shares, for an aggregate beneficial ownership of 601,415 Equity Shares of the Issuer. PWAM, as investment manager to the PW Funds, may be deemed to beneficially own 6,019,695 Equity Shares of the Issuer, including 837,665 Equity Shares issuable upon conversion of the Series E Convertible Preferred Stock. The foregoing beneficial ownership percentage is based upon 79,919,577 issued and outstanding Equity Shares as of June 9, 2026, based on information reported by the Issuer in its Form F-10 filed with the Securities and Exchange Commission on July 15, 2026.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.
Citizenship: PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
PWAM and Mr. Park - 6,019,695.00

PWIMF - 5,418,280.00
Percent of class:
PWAM and Mr. Park - 7.5%

PWIMF - 6.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
PWAM and Mr. Park - 6,019,695.00

PWIMF - 5,418,280.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
PWAM and Mr. Park - 6,019,695.00

PWIMF - 5,418,280.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1- Joint Filing Agreement

## Signatures
- Park West Asset Management LLC: /s/ Grace Jimenez, Grace Jimenez, Chief Financial Officer (08/14/2026)
- Park West Investors Master Fund, Limited: /s/ Grace Jimenez, Grace Jimenez, Chief Financial Officer of Park West Asset Management LLC, Investment Manager (08/14/2026)
- Peter S. Park: /s/ Peter S. Park, Peter S. Park (08/14/2026)